Bionomics Limited

25 August 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

RECEIVED AUG 3 1 2005 213 PROCESSING SECTION

05010983

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per. Jill Mashado
Company Secretary

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

dlw 9/7

Bionomics Limited

ABN: 53 075 582 740

ASX NOTICE – FORTHCOMING RELEASE OF SECURITIES SUBJECT TO VOLUNTARY ESCROW

25 August 2005

In accordance with Australian Stock Exchange Limited Listing Rule 3.10A, Bionomics Limited advises that 1,821,918 ordinary shares issued re the acquisition of the Neurofit business will be released from voluntary escrow on 8 September 2005.

JILL MASHADO
COMPANY SECRETARY
BIONOMICS LIMITED